

George Condo (1957)



George Condo's mix of figuration and abstraction have made his work some of the most recognizable amongst contemporary American artists working today.

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Initial Offering Price

$3,885,000

Similar Sales


$5.0m
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$2.0m
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Price Appreciation of Similar Works[2]

18.6%

Market Risk-Adjusted Appreciation

George Condo	All Art	S&P 500
0.84	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	significant $76,588,610
Repeat Sales	view

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DEAL SHEET

WHY WE LIKE THIS PAINTING


George Condo
02:02

- On offer is a large-scale, cubist-inspired, figural composition by George Condo, a defining figure of contemporary American painting.
- The Painting's fragmented lines and dynamic movement come together in the artist's recognizable mode of abstraction referred to as "Psychological Cubism" – the result of his study of and experimentation with Surrealist and Cubist traditions.
- Works created post-2010 are some of Condo's most sought after. As of August 2022, 18 of the artist's top 20 auction records were produced in this period.
- Multi-figure cubist compositions that incorporate both painted and drawn elements have produced eight of the artist's top 10 records at auction, and are led by: *Force Field* (2010), which sold for $6.9 million in July 2020; *Linear Connection* (2010), which employs a brighter palette than the Painting, sold for $5.0 million in November 2021; and *Washington Square Park* (2010), which sold for $4.8 million in November 2018.
- Our acquisitions team has been offered over 200 examples of work by George Condo from around the world, some of which are in excess of $6 million. Of these 200 works, we have carefully selected 7 to be offered on the Masterworks platform.
- In March 2022, Masterworks exited a different George Condo painting realizing a 31.7% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$76,588,610	140

GEORGE

CONDO

b. 1957, NEW HAMPSHIRE

Acrylic, charcoal, and pastel on linen | 65 × 90 in. (165 × 229 cm.)

George Condo remains one of the most celebrated and influential American artists working today, known for his innovative style blending abstraction with figuration.



$3,885,000

INITIAL OFFERING

18.6%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a prime example of George Condo's cubist-inspired figural compositions and belongs to the artist's ongoing series of "Drawing Paintings," which he began around 2009. With its broad swaths of color and gestural graphite renderings of abstracted figures, the Painting combines both drawing and painting techniques, breaking down the long-standing hierarchy between the two mediums. The Painting's fragmented lines and dynamic movement represent a mode of abstraction which the artist refers to as "Psychological Cubism," and are the result of his study of and experimentation with Surrealist and Cubist traditions. Condo explains that, in these fragmented images, he tries to "depict characters' multiple trains of thoughts simultaneously – hysteria, joy, sadness, and depression." As of August 22, 2022, multi-figure, cubist compositions that incorporate both painted and drawn elements account for eight of the artist's top ten auction records, led by *Force Field* (2010), which sold for HKD 53,150,000 ($6,857,413) on July 10, 2020, at Christie's, Hong Kong, *Linear Connection* (2010), the artist's third auction record, which employs a brighter palette than the Painting, sold for $4,950,000 on November 9, 2021, at Christie's, New York, and *Washington Square Park* (2010), the artist's fourth auction record, which is larger than the Painting, sold for $4,812,500 on November 15, 2018 at Christie's, New York. The Painting's scale, composition, and execution make it a commercial and desirable work by George Condo.

George Condo's evolving artistic practice has been recognized at leading international cultural events, which includes participation in the Whitney Biennial of 1987 and 2010, the Venice Biennale of 2013 and 2019, and the Gwangju Biennial of 2014, among others. Works by George Condo are held in the permanent collections of some of the world's most esteemed art institutions, including The Museum of Modern Art, the Whitney Museum of American Art, the Metropolitan Museum of Art in New York, the National Gallery of Art in Washington, D.C., the Tate Modern in London, the Centre Georges Pompidou in Paris, and more. As of August 22, 2022, the artist's top records are led by *Force Field* (2010), which sold for HKD 53,150,000 ($6,857,413) at Christie's, New York on July 10, 2020, *Nude and Forms* (2014), which sold for $6,162,500 at Christie's, New York on May 17, 2018, and *Linear Connection* (2010), which sold for $4,950,000 at Christie's, New York on November 9, 2021.

AS OF AUGUST 22, 2022, THE ARTIST'S TOP RECORDS ARE LED BY *FORCE FIELD* (2010), WHICH SOLD FOR HKD 53,150,000 ($6,857,413) AT CHRISTIE'S, NEW YORK, ON JULY 10, 2020, *NUDE AND FORMS* (2014), WHICH SOLD FOR $6,162,500 AT CHRISTIE'S, NEW YORK ON MAY 17, 2018, AND *LINEAR CONNECTION* (2010), WHICH SOLD FOR $4,950,000 AT CHRISTIE'S, NEW YORK ON NOVEMBER 9, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$5.0M
$3.8M
$2.5M
$1.3M
2012
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2021
2022

George Condo (b. 1957, New Hampshire) is one of America's most celebrated and influential contemporary artists. In 1976, George Condo enrolled in Art History and Music Theory at the University of Massachusetts but left after two years to study at the Massachusetts College of Art in Boston. After one year in the program, Condo dropped out of school to pursue his career as a painter and musician, and in 1979, he moved to New York City, where he supported himself with a series of odd jobs. Most notably, Condo briefly worked for Rupert Smith, who printed for Andy Warhol. During this time, Condo began teaching himself new painting techniques inspired by Old Master painters, such as Rembrandt van Rijn and Giambattista Tiepolo. George Condo's early work culminated in his first commercially successful shows organized in 1984, first by Monika Sprüth in Cologne and shortly thereafter, by Pat Hearn and Barbara Gladstone in New York. By this time, Condo had developed friendships with other rising stars of the downtown art scene, including Jean-Michel Basquiat and Keith Haring. For the next two decades, Condo continued to work prolifically and was exhibited by major galleries and institutions, the most notable of which was the 2005 "One Hundred Women. Retrospective," which traveled from the Museum of Modern Art in New York to the Kunsthalle Bielefeld in Germany, as well as the 2006 "Wrong Gallery" exhibition at the Tate Modern in London. In 2010, Condo collaborated with musician Kanye West to produce nine paintings for West's album, "My Beautiful Dark Twisted Fantasy," which propelled Condo's visual aesthetic into mainstream popular culture. George Condo's collaborations with music icons continued in 2020 when he collaborated on the album art for Travis Scott's single "FRANCHISE."







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The set of similar sales comprise paintings by George Condo with the following criteria: works on canvas executed from 2009 to present that measure 45 inches by 45 inches to 120 inches by 120 inches and which to the best of our ability to determine, depict multi-figure compositions with four or more distinct figures executed in a cubist and/or largely abstracted style. The set of similar works includes a painting, acquired by Masterworks 029, LLC at Phillips London 20th Century and Contemporary Art Evening Sale, held on October 20, 2020 for £2,261,000 ($2,925,534). The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 18.6% CAGR implied from selected sales occurring from November 14, 2012 to June 22, 2022.

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